FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of March 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Sanitec International S.A.
                                                            (Registrant)


25 March 2003                               By: /s/ Timo Lehto
                                                --------------------------------
                                            Name:   Timo Lehto
                                            Title:  Principal Accounting Officer
                                                    and Director

                                                                     WEB RELEASE
                                                                   25 March 2003








SANITEC EXCHANGE OFFER COMPLETED


On 7 May 2002 Sanitec International S.A., Luxembourg issued EUR 260,000,000 of 9% p.a. coupon 10-year senior notes.

In January 2003 the Exchange Offer of the high yield bond was registered with the Securities and Exchange Commission in the USA. The Exchange Offer was completed on 20 March 2003. A total of EUR 259,230,000 of the notes were exchanged.




PUBLICATION OF SANITEC'S 2002 FINANCIAL STATEMENTS


Sanitec will publish its full year results for 2002 on 29 April 2003.

A subsequent conference call will be held on 30 April 2003. Information on how to register for the call will be posted on our web site prior to these dates.

A Sanitec high yield bond investor conference will be arranged in Helsinki, Finland on 6 May 2003. Information on how to register for the conference will be posted on our web site not later than 10 April 2003.